Filed by Google Inc.

Pursuant to Rule 163 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-140828

The following article regarding Google’s Transferable Stock Option program was published on December 12, 2006 by New York Times. Google does not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Google which is expressly quoted and attributed to such representative in the article) regarding the Transferable Stock Option program or any other issues discussed in this article and does not make any representations as to the accuracy of such opinions.

New York Times

Miguel Helft and Floyd Norris

December 12, 2006

Google to Issue Transferable Stock Options

In a move that will enable its employees to earn more money from stock options – and perhaps motivate them to settle for fewer of them in pay packages as a result – Google said tonight that it would create a system allowing options to be sold as well as exercised.

Under the program, Google will grant employees a new type of option, called a transferable stock option. The company will work with Morgan Stanley to set up a market that will enable financial institutions and other investors to bid for those options.

Experts briefed on the plan were divided on whether it might provide a useful model for other companies. But the move appears likely to reinforce Google’s reputation for financial innovation. When it went public in 2004, Google priced the initial offering through an auction, allowing any investor to get in on the offering, rather than granting assured allocations to preferred investors.

That led to an offering price of $85, which was below what some had expected. Those who bought have prospered, as the stock price has risen to a high above $500. Today, it closed at $481.78, down $2.15, before the options plan was announced.

Google said the plan was aimed at showing employees the full value of their stock options. In addition to giving options to most new employees, Google also issues options annually to many employees who have been with the company for more than a year.

Stock options give their owner the right to buy stock for as long as 10 years at a price set when the options are granted. Google officials said they believed that employees typically underestimated their value.

“It is very difficult for employees to understand what their options are worth,” said Dave Rolefson, Google’s equity and executive compensation manager, in an interview. “If they can see what others would pay for them, then option valuation would become simple for employees.”

The new options, which will have lives of 10 years, will have the same vesting schedule as existing options, with some options vesting after 12 months and all vesting within four years. Once the options are vested, employees will be able to hold them, exercise them or sell them. They are likely to reap greater gains from selling than from exercising them.

For example, an employee who holds a vested option permitting him to buy shares at a strike price of $460, assuming the stock is trading at $482, can currently exercise the option and pocket $22. The new transferable stock option could be worth a lot more than that, because of the expectation that the stock could rise further.

Google said any options that are sold when their remaining life is greater than two years would immediately become two-year options. In those two years, the financial institution or investor buying them would not be able to sell the options in a secondary market, but would be able to use various financial instruments to hedge against fluctuations in Google’s stock price.

The financial institution is likely to pay less than it would if the option life was not reduced, but much more than the employee would receive if he or she exercised the option and sold the stock.

In trading today, an option to buy Google for $460 a share in January 2009, a little more than two years from now, sold for $123.50 in trading at the Philadelphia Stock Exchange, far more than the value that would have come from exercising it now. A financial institution that bought such an option now from an employee probably would pay a price below that level, but not too far below it.

Even options with strike prices higher than the value of the company’s stock – so-called underwater options – would probably have some value in the market being created, and they could be sold by Google employees. Today, at the Chicago Board Options Exchange, a January 2009 option with a strike price of $520 sold for $99.80.

For years, technology companies opposed efforts of accounting rule makers to force them to record as an expense the cost of options granted to employees. Since the rule went into effect last year, some have tried to change the terms of the options, or the assumptions made in valuing them, to reduce the reported expense. But Google’s change, because it will increase the expected life of the options, will raise the reported cost of each option.

In the long run, however, Google’s reported profits could climb if it is able to offer fewer options to attract and retain employees.

“We want to continue to use stock options, but we don’t want to be wasteful either,” Mr. Rolefson said. “We won’t need to use as many options to deliver the same value to employees.”

Google is not the first company to offer employees the possibility of selling options, but it is the first to propose doing so regularly. In 2003, Microsoft arranged for J.P. Morgan to offer to purchase all options with exercise prices over $33 a share. Employees who took that offer have had no cause to regret it, because the share price has never risen to that level.

Google said that its plan would be available to all employees other than the company’s most senior executives, who will continue to receive traditional options that can be exercised but not transferred. All stock options granted to employees since Google went public in 2004 will be converted into transferable options, resulting in a one-time accounting charge, the company said without disclosing how large the charge is expected to be. The plan is expected to go into effect in the second quarter of next year.

Through September, Google had 6.6 million outstanding stock options that would be eligible for the plan. Dave Sobota, a Google lawyer, said the plan did not require the approval of the Securities and Exchange Commission.

Nell Minow, editor of the Corporate Library, a research firm specializing in executive compensation and corporate governance, said Google had come up with an “elegant” solution to what she described as a “communications problem.”

“It’s a very Google-esque solution, and it is a very ‘not evil’ solution,” Ms. Minow said, alluding to Google’s “Don’t be evil” corporate mantra. “I like that.”

Still, Ms. Minow said she remained skeptical of stock options as an optimal way to motivate employees, not because employees lacked a full understanding of their value, but because they typically saw no direct link between their hard work as individuals and the company’s share price.

“I’m skeptical it will be tremendously helpful to shareholders,” Ms. Minow said.

Given Google’s prominent role in the technology industry and status as an innovator, some experts say that other companies are likely to emulate its new compensation plan.

“I would be very surprised if the idea isn’t picked up by many more companies in a very short order,” said Joseph Grundfest, a professor of business and law at Stanford University, and co-director of the Arthur and Toni Rembe Rock Center for Corporate Governance. “If Google does it, it validates it as a smart idea.”

But Ted Buyniski, a compensation consultant and senior vice president with Radford Surveys and Consulting, a subsidiary of the AON Corporation, cautioned that the problem Google faced was uncommon, as its high stock price sharpened the discrepancy between the financial and perceived value of its stock options. Employees tend to think that a $5 stock is more likely to go to $10, than a $500 stock is to go to $1,000, Mr. Buyniski said.

“There is a perception among most employees that the higher a stock price is, the less likely it is to go up further, even though that’s not necessarily true,” he said. Because of that, “other companies don’t necessarily have that same gap between perceived value and actual value” as Google.

Given the costs in putting a transferable stock option plan into effect, it is unlikely that many other companies will rush to follow Google, Mr. Buyniski said.

It is not clear how Google’s plan will change employee behavior. Economists generally say that employees typically exercise their options too quickly. By exposing the time value of options, the plan may encourage employees to hold their options for longer periods, said Mr. Grundfest, a former member of the S.E.C.

Or, he said, it could prompt employees to cash out more quickly.

“If you simply assume that by giving people an additional choice, they will elect that choice only if it is to their benefit, then it is likely to be an improvement all the way around,” Mr. Grundfest said.

But Ms. Minow said the plan could be detrimental if it encourages employees to sell their stock options more quickly.

“I’d really like to see people hold on to their stock options and remain invested in their company, and not to think of them as a pipeline for cash exercise,” Ms. Minow said.

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